

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2024

Xiaoyang Huang
Chief Executive Officer
HiTek Global Inc.
Unit 304, No. 30 Guanri Road, Siming District
Xiamen City, Fujian Province, People's Republic of China

Re: **HiTek Global Inc.**
Registration Statement on Form F-3
Filed August 22, 2024
File No. 333-281723

Dear Xiaoyang Huang:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3

Selling Shareholders, page 18

1. Please disclose whether any of your selling shareholders are broker-dealers or affiliates of broker-dealers. If a selling shareholder is a broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, in connection with a selling shareholder who is an affiliate of a broker-dealer, please disclose if true, that:
   - the selling shareholder purchased the shares being registered for resale in the ordinary course of business; and
   - at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

   If you are unable to make these representations, please disclose that the selling shareholder is an underwriter.

General

2.   Given the size and nature of the resale offering relative to the outstanding shares of Class A ordinary shares held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology